Plains GP Holdings, L.P.

333 Clay Street, Suite 1600

Houston, Texas 77002

(713) 646-4100

July 12, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Plains GP Holdings, L.P.
Registration Statement on Form S-3
Filed June 2, 2017
File No. 333-218463
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-36132

Ladies and Gentlemen:

Set forth below are the responses of Plains GP Holdings, L.P. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 29, 2017, with respect to (i) the Registration Statement on Form S-3, File No. 333-218463, filed with the Commission on June 2, 2017 (the “Registration Statement”) and (ii) the Form 10-K for the Fiscal Year Ended December 31, 2016, File No. 001-36132, filed with the Commission on February 23, 2017 (“Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Registration Statement on Form S-3 or the Form 10-K unless otherwise specified.

Registration Statement on Form S-3

1.                                      Please note that the staff’s comments with regard to your Form 10-K for the fiscal year ended December 31, 2016 and related filings will need to be resolved before we will be in a position to declare your registration statement effective. Please also confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on Form 10-K and related filings.

RESPONSE:     The Company acknowledges the Staff’s comment and will not request the acceleration of the effectiveness of the Registration Statement prior to notification from the Staff that it has no further comments on the Registration Statement or any documents incorporated by reference therein, including the Form 10-K.  The Company confirms that

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it will amend the Registration Statement to the extent required to reflect its responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

2.                                      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

RESPONSE:     The Company acknowledges the Staff’s comment and notes that it has responded to the Staff’s comments within ten business days.

Financial Statements

Note 1- Organization and Basis of Consolidation and Presentation, page F-9

Simplification Transactions, page F-9

3.                                      As part of the simplification transactions you state that “These reverse splits, along with the Omnibus Agreement, resulted in economic alignment between our common unitholders and PAGP’s Class A shareholders, such that the number of outstanding PAGP Class A shares equals the number of AAP units owned by PAGP, which in turn equals the number of our common units held by AAP.” Per the detailed partnership structure on page 7, the number of PAGP Class A shares and AAP units is 101,206,526; however, AAP owns 241,672,409 common units of PAA. Please clarify this apparent inconsistency.

RESPONSE:     The Company respectfully submits that, as of December 31, 2016, it owned an approximate 42% economic interest in AAP through its ownership of 101,206,526 AAP units.  AAP in turn owned 241,672,409 common units of PAA.  Of these common units, 101,206,526 PAA common units were attributable to the Company through its ownership interest in AAP.  The mechanics of the Omnibus Agreement, which require PAA to issue additional common units to AAP, or AAP to relinquish PAA’s common units, depending upon the circumstances, are designed to maintain economic alignment between the Company’s Class A shareholders and PAA common unitholders.  In Items 1 and 2 of the Form 10-K under the heading “Organizational History—Simplification Transactions”, this relationship is correctly described as a “one-to-one relationship between the number of our outstanding Class A shares and the number of PAA’s common units indirectly owned by us through AAP.” The Staff is correct in pointing out that the referenced language in the footnote on page F-10 should have included additional modifying language in order to make such language fully consistent with the description of the “economic alignment” concept reflected in Items 1 and 2 of the Form 10-K. To correct this oversight, the Company will revise the referenced sentence in future filings with the Commission in the following manner in order to eliminate this inconsistency (underlined language added):

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“These reverse splits, along with the Omnibus Agreement, resulted in economic alignment between our Class A shareholders and PAA’s common unitholders, such that the number of outstanding Class A shares equals the number of AAP units owned by us, which in turn equals the number of PAA common units held by AAP that are attributable to our interest in AAP.”

Basis of Consolidation and Presentation, page F-10

4.                                      We note your disclosure on page F-11 stating that on January 1, 2016, you adopted FASB guidance regarding the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Among other things, the guidance modified the evaluation of whether limited partnerships are variable interest entities (VIEs) and eliminates the presumption that a general partner should consolidate a limited partnership.

We further note your disclosure explaining the reasons you determined that PAA and AAP were VIEs prior to your November 15, 2016 Simplification Transactions, but no longer met the requirements to be considered VIEs as a result of your Simplification Transactions, in either case the determination did not impact your conclusion of consolidating PAA and AAP.

Referencing Accounting Standards Update (ASU) 2015-02 General Note to Accounting Standards Codification (ASC) Section 810-10-05, there are two primary models for determining whether consolidation is appropriate—the voting interest entity model and the VIE model. Additional analysis is required for consolidation of entities controlled by contracts, applicable to entities that are not VIEs. As you concluded that PAA and AAP no longer meet the requirements to be considered VIEs as a result of your Simplification Transactions, please expand your disclosure to discuss the model that you applied and the factors that supported your conclusion to continue consolidating PAA and AAP under such model, including the applicable ASU or ASC paragraphs.

RESPONSE:     Upon the completion of the Simplification Transactions, our governance and corporate structure was modified, and based on the guidance contained in ASC 810-10-35-4, we reconsidered our prior determination that our subsidiaries, AAP and PAA, were VIEs.  Based on the analysis performed at that time, we concluded that both entities were no longer VIEs.  Therefore we concluded that AAP and PAA should be assessed using the voting interest entity model (“VOE”).  Under the VOE model, we considered the new governance and corporate structure introduced by the Simplification Transactions and concluded that PAGP should continue to consolidate AAP and PAA.

However, in conjunction with responding to the Staff’s comment, we have reassessed our consideration of whether PAA and AAP were VIEs and concluded that, contrary to our conclusion at the time of the Simplification Transactions, both PAA and AAP are more appropriately considered VIEs.  This conclusion does not change our consolidation conclusion, has no impact on our financial statements and has limited impact on our

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related disclosures.  The rationale for our VIE and consolidation conclusions are as follows:

•                  The limited partners of both PAA and AAP do not have (i) substantive kick-out rights based on a simple majority or lower vote or (ii) substantive participation rights, in each case as required by ASC 810-10-15-14.

•                  AAP is the primary beneficiary of PAA and PAGP is the primary beneficiary of AAP.  Through  AAP’s 100% ownership of PAA GP LLC, which owns the general partner interest in PAA, AAP has the power to direct the activities of PAA and, through its approximately 33% limited partner interest (as of December 31, 2016), has the right to receive benefits, and obligation to absorb losses, that could be significant to PAA.  Similarly, through its ownership and control of Plains All American GP LLC, PAGP has the power to direct the activities of AAP and, through its approximately 42% economic interest (as of December 31, 2016), has the right to receive benefits, and obligation to absorb losses, that could be significant to AAP.

Because this reassessment does not impact our financial presentation, we do not believe it is necessary to amend our previously filed Form 10-K and respectfully request the Staff’s concurrence in that regard. However, we would propose to revise the Basis of Consolidation disclosure in Note 1 of future filings with the Commission as shown below (underlined language added, and certain dates and financial figures that appear in future filings will be modified as appropriate):

Basis of Consolidation and Presentation

The accompanying financial statements and related notes present and discuss our consolidated financial position as of [December 31, 2016 and 2015], and the consolidated results of our operations, cash flows, changes in partners’ capital, comprehensive income and changes in accumulated other comprehensive income/(loss) for the years ended [December 31, 2016, 2015 and 2014]. All significant intercompany transactions have been eliminated in consolidation, and certain reclassifications have been made to information from previous years to conform to the current presentation. These reclassifications do not affect net income attributable to PAGP. The accompanying consolidated financial statements include the accounts of PAGP and all of its wholly owned subsidiaries and those entities that it controls. Under GAAP, we consolidate PAA, AAP and GP LLC. Amounts associated with the interests in these entities not owned by us are reflected in our results of operations as net income attributable to noncontrolling interests and on our balance sheet in the partners’ capital section as noncontrolling interests. Investments in entities over which we have significant influence but not control are accounted for by the equity method. We apply proportionate consolidation for pipelines and other assets in which we own undivided joint interests.

Management judgment is required to evaluate whether PAGP controls an entity. Key areas of that evaluation include (i) determining whether an entity is a variable

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interest entity (“VIE”); (ii) determining whether PAGP is the primary beneficiary of a VIE, including evaluating which activities of the VIE most significantly impact its economic performance and the degree of power that PAGP and its related parties have over those activities through variable interests; and (iii) identifying events that require reconsideration of whether an entity is a VIE and continuously evaluating whether PAGP is a VIE’s primary beneficiary.

On January 1, 2016 we adopted FASB guidance regarding the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Among other things, the guidance modified the evaluation of whether limited partnerships are ~~variable interest entities (“~~VIEs~~”)~~ and eliminated the presumption that a general partner should consolidate a limited partnership. ~~Prior to the closing of the Simplification Transactions, we determined that PAA and AAP were VIEs, which did not impact our consolidation conclusions, but did result in a change in our analysis and an increase in disclosures regarding our analysis. PAA was a VIE due to its allocation of income, but not losses, to the holder(s) of IDRs. AAP was a VIE because GP LLC controlled AAP through its general partnership interest, but did not have an economic interest in AAP. AAP was the primary beneficiary of PAA because it had the power to direct the activities that most significantly impact PAA’s performance. PAGP was the primary beneficiary of AAP because it had the power, through its control of GP LLC, to direct the activities that most significantly impacted AAP’s performance. However, because of the elimination of the IDRs and the conversion of GP LLC’s ownership interest in AAP to an economic interest as a result of the Simplification Transactions, AAP and PAA no longer meet the requirements to be considered VIEs. This did not result in a change in our consolidation conclusions.~~   In accordance with this guidance, we determined that PAA and AAP were VIEs and should be consolidated by PAGP because:

•                  The limited partners of PAA and AAP lack (i) substantive “kick-out rights” (i.e., the right to remove the general partner) based on a simple majority or lower vote and (ii) substantive participation rights and thus lack the ability to block actions of the general partner that most significantly impact the economic performance of PAA and AAP, respectively.

•                  AAP is the primary beneficiary of PAA because it has the power to direct the activities that most significantly impact PAA’s performance and the right to receive benefits, and obligation to absorb losses, that could be significant to PAA.

•                  PAGP is the primary beneficiary of AAP because it has the power to direct the activities that most significantly impact AAP’s performance and the right to receive benefits, and obligation to absorb losses, that could be significant to AAP.

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We reassessed our VIE considerations subsequent to the Simplification Transactions and confirmed that PAA and AAP should continue to be classified as VIEs and should continue to be consolidated by PAGP.

With the exception of a deferred tax asset of [$1,876] million and [$1,835] million as of [December 31, 2016 and 2015], respectively, substantially all assets and liabilities presented on PAGP’s consolidated balance sheet are those of PAA.  Only the assets of each respective VIE can be used to settle the obligations of that individual VIE, and the creditors of each/either of those VIEs do not have recourse against the general credit of PAGP.  PAGP did not provide any financial support to PAA or AAP during the years ended [December 31, 2016 or 2015], respectively.  See Note 15 for information regarding the Omnibus Agreement entered into in connection with the Simplification Transactions.

Form 8-K Filed May 8, 2017

Exhibit 99.1 — News Release of First Quarter 2017 Results

Financial Summary — Financial Data Reconciliations, page 13

5.                                      We note that you present non GAAP measures basic and diluted adjusted net income per common unit for Plains All American Pipeline, LP on page 14. In future earnings releases, please expand your presentation to add reconciliations from your GAAP measures basic and diluted net income per common unit to comply with the Compliance and Disclosure Interpretation 102.05.

RESPONSE:     The Company acknowledges the Staff’s comment and will expand our presentation in future earnings releases to add reconciliations from our GAAP measures basic and diluted net income per common unit to our non-GAAP measures basic and diluted adjusted net income per common unit.

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Securities and Exchange Commission

July 12, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck or David Oelman of Vinson & Elkins L.L.P. at (713) 758-3638 or (713) 758-3708, respectively.

Very truly yours,

PLAINS GP HOLDINGS, L.P.
By: PAA GP Holdings LLC, its general partner

By:	/s/ Richard K. McGee
Name:	Richard K. McGee
Title:	Executive Vice President, General Counsel and Secretary

cc:	Greg L. Armstrong, Plains GP Holdings, L.P.
David P. Oelman, Vinson & Elkins L.L.P.
Alan Beck, Vinson & Elkins L.L.P.